Mail Stop 3561

July 17, 2009

Frank Pioppi
Chief Executive Officer
China Ding Cheng Science Holdings Co., Ltd.
P.O. Box 110310
Naples, FL 34108-0106

> **Re:** **China Ding Cheng Science Holdings Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 8, 2009**
> **File No. 0-53658**

Dear Mr. Pioppi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Business of Issuer, page 5

1. We note your response to comment five in our letter dated May 29, 2009. We re-issue our comment in part. Please augment your disclosure to take into account the consideration that a private company would have to provide to you in a transaction as well as your obligation to file a Form 8-K in connection with a transaction including Form 10 information for the private operating company.

<u>Item 2. Financial Information, page 14</u>
<u>Item 15. Financial Statements and Exhibits, page 23</u>

<u>Unaudited Financial Statements for Period Ended March 31, 2009, pages F-2 through F-9</u>

2. Where applicable, please revise your unaudited interim financial information for
    the comments issued on your audited financial statements for the fiscal year ended
    December 31, 2008.

<u>Audited Financial Statements for Fiscal Years Ended December 31, 2008 and 2007</u>

<u>Statement of Operations, page F-12</u>

3. We note your response to comment 21 in our letter dated May 29, 2009.
    However, we were unable to locate your revision to the financial statements to
    reflect the forgiveness of debt as a capital contribution. Please revise your
    financial statements accordingly to correct this error. Refer to footnote 1 to
    paragraph 20 of APB 26. Please also provide the disclosures required in
    paragraph 26 of SFAS 154 for the correction of an error.

<u>Statement of Stockholders' Equity (Deficit), page F-13</u>

4. We note your response to comment 22 in our letter dated May 29, 2009.
    However, this statement continues to indicate the 12 million shares were issued
    for cash and we were unable to locate the change we requested to reflect these
    shares as "common stock issued for payment of shareholders' payable." Please
    revise the line item caption on this statement to accurately describe what you
    received in exchange for this issuance of common stock.

<u>Notes to Financial Statements</u>

<u>Note 2 – Summary of Significant Accounting Policies, page F-15</u>

<u>Comprehensive Income (Loss), page F-16</u>

5. We note your response to comment 23 in our letter dated May 29, 2009.
    However, we were unable to locate your revision to add "other" in front of
    "comprehensive income." Please revise your disclosure accordingly.

Share-Based Payments, page F-16

6. We note your response to comment 24 in our letter dated May 29, 2009. However, we were unable to locate the revised disclosure discussed in your response. If there are no share-based payment plans currently approved by the Board of Directors, please revise your footnote disclosure to state that there are no stock options plans approved and no stock options or warrants are outstanding.

Note 3 – Going Concern, page F-20

7. We note your response to comment 17 in our letter dated May 29, 2009. However, we note that the revisions discussed in your response have not yet been made in your footnote disclosures for either the unaudited or audited financial statements. Please revise disclosures in Note 3 as indicated in the example disclosure included in your response letter.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Milwood Hobbs, Accountant, at (202) 551-3241 or Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director